Make Commerce Better for Everyone 2022 YEAR IN REVIEW BLK & Bold Satya The Sill SeaVees Momofuku Lively Plant $45.25 Active Paid Exhibit 99.1

HIGHLIGHTS


ALESSI
ANKER
CLUSE
Huel
clek
brooklinen
Crate&Barrel
FASHION NOVA

2022 at a glance

Millions
of merchants in **+175 countries**

$197B
GMV (↑**12%** from 2021)

11,600
employees

$5.6B
revenue (↑**21%** from 2021)

10,000+
apps in App Store

$109M
MRR (↑**7%** from 2021)

Key achievements

- **Introduced** retail hardware with integrated payments to 6 countries
- **Launched** Shop Promise
- **Launched** Shopify Audiences
- **Introduced** Shopify Payments to 5 countries
- **Launched** Twitter and YouTube sales channels
- **Introduced** Shopify Shipping to 3 countries
- **Acquired** Deliverr
- **Launched** Shopify Collabs
- **Expanded** Shopify Capital to Australia
- **Launched** Shopify Markets Pro
- **Launched** POS Go
- **Launched** Shopify Tax

[1] At a glance figures are as of December 31, 2022

[2] Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

[3] Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

2022 YEAR IN REVIEW

BUILD BUYER RELATIONSHIPS

We helped merchants **build relationships with buyers**

Discovering new buyers and deepening relationships with existing customers is critical to a merchant's long-term success. In 2022, we continued to build tools to enable merchants to sell wherever their buyers are.

561M

unique online shoppers purchased from Shopify merchants in 2022

40% ↑

increase in retail sales year-over-year

Retail

Continued to simplify in-person sales with the launch of **POS Go** and **Tap To Pay**



Social

- Expanded our social channel offerings with the integration of **Twitter** and **YouTube**
- Launched influencer marketing app, **Shopify Collabs**
- Launched link-in-bio tool, **Linkpop by Shopify**

Mobile

Rolled out enhancements to the **Shop** app:

- Discounts
- Personalized shopping experiences
- Expanded search function
- Embedded Shop Cash



GOING GLOBAL

We made it even easier for merchants to **sell internationally as in their local market from day one**

- Expanded availability of Shopify Payments, Shopify Shipping, Shopify Capital, and Shopify POS with integrated Payments to more countries
- Introduced localized subscription pricing to over 175 countries
- Enhanced our cross-border commerce solutions with the launch of Shopify Markets Pro and the Translate & Adapt app



~$28B

in cross-border sales in 2022 with nearly 28% of all traffic coming from buyers outside of a merchant's home country

North America	EMEA	APAC	Latin America
Revenue: 73%	Revenue: 16%	Revenue: 10%	Revenue: 1%
Merchants: 55%	Merchants: 25%	Merchants: 15%	Merchants: 5%

2022 YEAR IN REVIEW

FIRST SALE TO FULL SCALE

We shipped more products and solutions to help merchants **run their entire business, powered by Shopify**



Helped merchants reach high-intent buyers with **Shopify Audiences**

Unlocked next-level shopping experiences with **Tokengated Commerce**



$15,450.98
33

Made business-to-business commerce easier for merchants with enhanced offering, **B2B on Shopify**

Extended Shopify's back-end features with **Shopify Functions**



Oklahoma
Pennsylvania
Texas
$569,123
$500,000

Simplified US tax compliance with **Shopify Tax**

Partnered with system integrators **Accenture, Deloitte**, **Ernst and Young**, and **KPMG**



Protected our merchants' transactions with Shop Pay's built-in chargeback protection, **Shopify Protect**

SIMPLIFY LOGISTICS

We made progress building an end-to-end asset-lite logistics platform that will **drive value for merchants from port-to-porch***

- Partnered with supply chain management company, **flexport.**, for freight in-bounding
- Introduced delivery badge, **Shop Promise**
- Acquired **Deliverr**
- Made Shop Promise enabled by default for merchants using **Shopify Fulfillment Network**



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*On May 4, 2023, Shopify announced an agreement to sell the majority of its logistics business to Flexport, Inc. The transaction is expected to close in the second quarter of 2023 and, upon closing of the transaction, Flexport will become the official logistics partner for Shopify and the preferred provider for Shop Promise.

2022 YEAR IN REVIEW